FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Earnings Release 1st Quarter 2009, Cemig Distribuição S.A.

2.	Earnings Release 1st Quarter 2009, Cemig Geração e Transmissão S.A.

3.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, May 21, 2009

4.	Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, Cemig Geração e Transmissão S.A., April 29, 2009

5.	Summary of Decisions of the 459th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 26, 2009

6.	Summary of Principal Decisions of the 91st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 26, 2009

7.	Summary of Principal Decisions of the 88th Meeting of the Board of Directors, Cemig Distribuição S.A., May 26, 2009

8.	Presentation, XIV Annual Meeting, CEMIG—APIMEC, “Guidance,” 2009–2012

9.	Presentation, XIV Annual Meeting, CEMIG—APIMEC, “Supply and Demand, CEMIG GT”

10.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, May 28, 2009

11.	Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., May 28, 2009

12.	Market Announcement, Companhia Energética de Minas Gerais – CEMIG, June 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: June 16, 2009

1.                                                               Earnings Release 1st Quarter 2009, Cemig Distribuição S.A.

Brazil’s Best Electricity

EARNINGS RELEASE

1Q09

Cemig D

• Net Income

In the first quarter of 2009 (1Q09), Cemig Distribuição reported net Income of R$ 40.334 million, a reduction of 85.10% in comparison to the net Income of R$ 270.659 Million reported for the first quarter of 2008 (1Q08).

This lower Income is partly due to extraordinary adjustments posted in the first quarter of 2009 as a result of the definitive value decided by the regulator, Aneel for the Company’s Tariff Review, which had a negative impact of R$ 127 million on the result. In counterpart, an extraordinary positive adjustment, of R$ 38 million, was made to the income statement of 1Q08, also related to the Tariff Review.

In addition, importantly, there is the reduction in net revenue resulting from the Tariff Review itself, in place from April 8, 2008, which reduced Cemig D’s tariffs by an average of 12.24% from that date.

• Ebitda

(Method of calculation not reviewed by external auditors)Cemig D’s Ebitda in the first quarter of 2009 was significantly lower than its Ebitda for the first quarter of 2008 – by a percentage of 68.46%. However, adjusted for the non-recurring items, this percentage reduction is diminished to 23.50%.

As part of the final disclosure of the Tariff Review of Cemig D, Aneel included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years which resulted in the recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be applied in the period April 8, 2009 to April 7, 2010.

The financial items referred to relate principally to reduction of the costs of the “Reference Company” used by Aneel in calculating reimbursement to the Company of its controllable costs, with effect backdated to April 2008. Recognition of this non-recurring item results in an impact of R$ 192,816 on Ebitda, as shown in this table:

EBITDA - R$ ‘000	31/03/2009	31/03/2008	Change, %

Net Income	40,334	270,659	(85.10)
+ Income tax and Social Contribution	18,477	141,031	(86.90)
+ Employees’ and managers’ shares in results	18,725	16,155	15.91
- Financial revenue (expenses)	7,773	(10,541)	—
+ Depreciation and amortization	81,162	110,515	(26.56)
= EBITDA	166,471	527,819	(68.46)
Non-recurring items:
- Tariff review – Net revenue	213,803	(62,464)	—
+ Tariff review – Operational expense	(20,987)	4,330	—
= ADJUSTED EBITDA	359,287	469,685	(23.50)

The main reason for the lower Ebitda in 1Q09 than in 1Q08 is in the negative impacts of the final decision on the Tariff Review. The operational performance in 2009 was reflected in Ebitda margin, which was 14.04% in 1Q09, compared to 32.03% in 1Q08.

• Gross revenue from supply of electricity and use of the network – captive consumers

This revenue in 1Q09, at R$ 1.815 billion, was 22.54% lower than in 1Q08 (R$ 2.343 billion).

Main factors affecting revenue in 1Q09:

•                  Reduction of Cemig D’s tariffs, of 12.24%, in the tariff adjustment in effect from April 8, 2008 (with full effect in 2009).

•                  Volume of energy invoiced to final consumers 4.52% higher than in 1Q08 (this excludes Cemig’s own internal consumption).

•                  Posting of regulatory liabilities arising from the adjustment to the Company’s Tariff Review, this adjustment being backdated to 2008, representing a reduction in gross revenue of R$ 176,970.

Electricity sold to final consumers (MWh)
(Data not audited by external auditors)

Consumption by	MWh
consumer category	31/03/2009	31/03/2008	Change, %

Residential	1,905,496	1,729,761	10.16
Industrial	1,182,634	1,224,837	(3.45)
Commercial, services and others	1,160,226	1,084,482	6.98
Rural	452,303	453,242	(0.21)
Public authorities	168,534	152,436	10.56
Public illumination	269,358	259,068	3.97
Public service	260,706	262,152	(0.55)
TOTAL	5,399,257	5,165,978	4.52

• Revenue from use of the network – Free Consumers

This revenue is from the TUSD – Tariff for Use of the Distribution System – charged to Free Consumers on electricity sold to them. In 1Q09 this revenue was R$ 261.85 million, compared to R$ 315.03 million in 1Q08, that is to say 16.9% lower, due to the transport of a lower volume of electricity to free consumers, which in turn was the result of the effects of the recession in the international economy on Brazilian industry.

• Non-controllable costs

Differences between the non-controllable costs assumed in calculating tariff adjustments, and disbursements actually made, are recorded in an account known as the CVA (cost variation account), and their total is offset in subsequent tariff adjustments. CVA amounts are registered in Current and Non-current assets. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue. Further information is in Explanatory Note 7 to the Quarterly Information.

As from March 2008 the company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs that was actually received in the tariff is transferred to Operational expenses, as shown in Explanatory Note 6, item “B”.

• Deductions from operational revenues

Deductions from operational revenues totaled R$ 910.5 million in 1Q09, 11.4% less than the total deductions of R$ 1.028 billion in 1Q08. Main year-on-year variations in the deductions from revenue:

Fuel Consumption Account – CCC

The deduction from revenue for the CCC was R$ 88.49 million in 1Q09, 41.4% lower than in 1Q08 (R$ 62.59 million). This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This is a non-controllable cost: the amount deducted from revenue is passed through to tariffs.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 77.53 million in 1Q09, 3.3% higher than in 1Q08 (R$ 75.07 million). The payments are specified by an Aneel Resolution. This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff.

RGR – Global Reversion Reserve

The deduction from revenue for the RGR was R$ 17.52 million in 1Q09, 13.6% lower than in 1Q08 (R$ 16.42 million). This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff.

The other deductions from revenue are for taxes that are calculated as a percentage of billing. Hence their variations arise substantially from the changes in revenue.

• Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Net financial revenue (expenses)) amounted to R$ 1.100 billion in 1Q07, 10.6% lower than in 1Q9 (R$ 1.184 billion). This mainly reflects changes in costs of Electricity bought for resale, Post-employment obligations and Depreciation and amortization. For further information on the composition of operational costs and expenses, see Explanatory Note 25 to the Quarterly Information.

The main year-on-year variations in these expenses are:

Personnel expenses

Personnel expenses totaled R$ 201.0 million in 1Q09, 3.2% higher than in 1Q08 (R$ 194.7 million). The total reflects these factors:

•                  Salary increase of 7.26% given to employees in November 2008.

•                  Higher transfer of costs from personnel expenses to works in progress (R$ 22.55 million in 1Q09, vs. R$ 16.27 million in 1Q08), due to the higher capital expenditure program in 2008.

Further information on the composition of personnel expenses is given in explanatory note No. 25 to the Quarterly Information.

Electricity bought for resale

The expense on electricity bought for resale in 1Q09 was R$ 505.71 million, 12.5% less than in 1Q08, when it was R$ 577.74 million. This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff. Further information is given in Explanatory Note No. 25 to the Quarterly Information (ITR).

• Depreciation and amortization

The expense on depreciation and amortization in 1Q9 was R$ 81.16 million, 26.6% less than the expense of R$ 110.51 million posted for 1Q08. This mainly reflects reduction of the item “Special Obligations”, as from April 2008, start date of the second Tariff Review cycle.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 22.94 million in 1Q09, 38.3% lower than in 1Q08 (R$ 37.17 million. These expenses basically represent interest on the actuarial liabilities of Cemig Distribution, net of the expected return on the pension plans’ assets, as estimated by an external actuary. The higher expense, year-on-year, reflects the adjustment made in December 2008 to the actuarial assumptions for interest rates, resulting in a reduction of the Company’s net obligations.

Charges for use of the transmission grid

The expense on charges for use of the transmission network totaled R$ 119.56 million in 1Q09, 0.36% less than in 1Q08 (R$ 119.99 million). This expense refers to the charges payable by electricity distribution and generation agents for use of the facilities that are components of the basic grid, as set by an Aneel Resolution. This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff.

Outsourced services

The expense on outsourced services in 1Q09 was R$ 105.05 million, 5.1% higher than in 1Q08 (R$ 99.95 million), mainly due to higher expenditure on maintenance and conservation of electricity facilities, and meter reading / bill delivery / collection agents. Details of the expenses under this line are given in Explanatory Note 25 to the Quarterly Information.

• Financial revenues (expenses)

The company posted net financial expenses of R$ 7.773 million for 1Q09, which compares with net financial revenue of R$ 10.541 million in 1Q08. The main factors affecting these figures were:

•                  Lower revenue from cash investments, at R$ 10.18 million in 1Q09, 43.6% less than the revenue of R$ 18.04 million in 1Q08, due to a lower volume of cash being invested in 1Q09.

•                  Revenue from penalty payments on electricity invoices in arrears in 1Q09, at R$ 22.58 million, was R$ 20.5 million less than in 1Q08 (R$ 43.05 million). This variation arises from the revenue posted in 2008, in the amount of R$ 10.52 million, for accounts received from large industrial consumers for consumption in prior years – the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                  Lower revenue from monetary updating on the regulatory assets arising from the General Agreement for the Electricity Sector: In 1Q09 this revenue was R$ 14.24 million, compared to R$ 27.34 million in 1Q08. This is basically due to the lower value of regulatory assets in 2009, due to the principal regulatory assets previously constituted having been amortized.

•                  Revenue from monetary updating and interest on the Deferred Tariff Adjustment 93.1% lower, at R$ 1.78 million, in 1Q09, than in 1Q08 (R$ 25.90 million), due to the reduction of the asset by receipt of amounts receivable, in electricity invoices. For more information please see Explanatory Note 10 to the Quarterly Information (ITR).

•                  Lower Monetary adjustment on loans and financings, at R$ 3.74 million in 1Q09, compared to R$ 19.19 million in 1Q08 – reflecting higher variation in inflation indices in 1Q09 than in 1Q08.

For a breakdown of financial revenues and expenses, please see Explanatory Note 25 of the Quarterly Information.

• Income tax and Social Contribution tax

In 1Q07 Cemig Distribuição posted expenses on income tax and Social Contribution of R$ 18.477 million, representing 23.83% of the pre-tax Income of R$ 77.536 million. In the first quarter of 2008, the Company posted expenses on income tax and Social Contribution of R$ 141.031 million, 32.96% of the pre-tax Income of R$ 427.845. These effective rates are reconciled with the nominal rates in Explanatory Note 9 to the Quarterly Information.

TABLES I TO IV

Chart I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q06	4,856	4,053	8,909	17.4
2Q06	4,986	4,207	9,193	17.8
3Q06	5,069	4,286	9,355	18.1
4Q06	5,059	4,194	9,253	18.2
1Q07	4,912	4,128	9,040	18.5
2Q07	5,267	4,438	9,705	19.1
3Q07	5,165	4,516	9,681	19.8
4Q07	5,350	4,457	9,807	20.0
1Q08	5,175	4,082	9,257	20.5
2Q08	5,494	4,364	9,858	20.5
3Q08	5,766	4,597	10,363	21.2
4Q08	5,823	4,368	10,191	21.4
1Q09	5,408	3,269	8,677	20.6

(1)          Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2)          Total electricity distributed

(3)          Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Chart II

Operating Revenues (consolidated) - CEMIG D
Values in million of Reais

	1st Q. 2009	1st Q. 2008	2008
Sales to end consumers	1,803	2,338	8,547
TUSD	262	315	1,397
Subtotal	2,065	2,653	9,944
Others	32	23	80
Subtotal	2,097	2,676	10,024
Deductions	(911)	(1,028)	(3,877)
Net Revenues	1,186	1,648	6,147

Chart III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Purchased Energy	506	578	2,417
Personnel/Administrators/Councillors	201	195	748
Depreciation and Amortization	81	110	354
Charges for Use of Basic Transmission Network	120	120	459
Contracted Services	105	100	426
Forluz – Post-Retirement Employee Benefits	23	36	149
Materials	21	22	80
Operating Provisions	16	37	88
Other Expenses	28	32	173
Total	1,101	1,230	4,894

Chart IV

Statement of Results (Consolidated) - CEMIG D
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Net Revenue	1,186	1,648	6,147
Operating Expenses	(1,101)	(1,230)	(4,894)
EBIT	85	418	1,253
EBITDA	166	528	1,606
Financial Result	(8)	11	(7)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(18)	(142)	(274)
Employee Participation	(19)	(16)	(263)
Net Income	40	271	709

2.                                       Earnings Release 1st Quarter 2009, Cemig Geração e Transmissão S.A.

Brazil’s Best Electricity

EARNINGS RELEASE

1Q09

Cemig GT

• Net Income

Cemig Geração e Transmissão (“Cemig GT”) reported net Income of R$ 232.413 million in the first quarter of 2009 (1Q09), 12.97% more than its net Income of R$ 205.728 million reported for the first quarter of 2008 (1Q08). This mainly reflected lower net financial expenses than in 1Q08.

• Ebitda

(Method of calculation not reviewed by external auditors)

Cemig GT’s Ebitda was significantly higher in 1Q09 than 1Q08:

EBITDA - R$ ‘000	31/03/2009	31/03/2008	Change, %

Net Income	232,413	205,728	12.97

+ Current and deferred income tax and Social Contribution	136,642	106,953	27.76

+ Employees’ and managers’ shares in results	5,723	4,919	16.34

+ Financial revenues (expenses)	50,190	79,686	(37.02)

+ Depreciation and amortization	56,026	56,345	(0.57)

= Ebitda	480,994	453,631	6.03

The higher Ebitda in 1Q09 than in 1Q09 mainly reflects net revenue 7.25% higher, partially offset by operational expenses (excluding effects of depreciation and amortization) 9.66% higher. Ebitda margin was 65.68% in 1Q09, slightly lower than in 1Q08 (66.44%).

• Gross revenue from supply of electricity

Gross revenue from supply of electricity in 1Q09 was R$ 769.147 million, 6.65% higher than in 1Q08 (R$ 721.201 million).

Volume of electricity sold was 4.33% lower, as a result of the effect of the international recession on demand for electricity in Brazil in 2009. The reduction was most significant for industrial consumers: sales of 4,137,469 MWh in 1Q09, 7.91% less than the 4,492,919 MWh sold to industrial consumers in 1Q08. Part of the effect of this lower volume, however, was offset by wholesale sales to other concession holders and under “bilateral contracts” 1.08% higher than in 1Q08.

In spite of the lower volume sold, revenue was higher due to the feature of contracts with free consumers, in which a minimum level of payments is established even if volume of electricity supplied is lower. The increase in revenue arises from the adjustment of the greater part of these contracts – since 1Q08 – by the IGP-M inflation index.

• Revenue from use of the grid

This revenue is primarily for use of the facilities that make up the basic transmission network of Cemig GT, by generating and distributing companies that are participants in the Brazilian grid, according to amounts set by an Aneel resolution, and was 0.40% higher in 1Q09 than 1Q08.

• Deductions from operational revenues

Deductions from operational revenues totaled R$ 193.5 million in 1Q09, 0.9% less than the total deductions of R$ 195.3 million in 1Q08.

Main year-on-year variations in the deductions from revenue:

• Fuel Consumption Account – CCC

The deduction from revenue for the CCC was R$ 5.35 million in 1Q09, 25.0% less than in 1Q08 (R$ 7.13 million). This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. Cemig GT merely passes through this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

• Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 5.80 million in 1Q09, 29.1% lower than in 1Q08 (R$ 8.18 million). The payments are specified by an Aneel Resolution. Cemig GT merely passes through this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

• RGR – Global Reversion Reserve

The deduction from revenue for the RGR was R$ 19.77 million in 1Q09, 8.1% lower than in 1Q08 (R$ 21.50 million). This is a non-manageable charge. It is lower due to adjustments for prior periods totaling R$ 2.43 million posted in 2008.

The other deductions from revenue are for taxes that are calculated as a percentage of billing. Hence their variations arise substantially from the changes in revenue.

• Operational costs and expenses

(excluding Financial revenue (expenses))

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 307.3 million in 1Q07, 7.6% higher than in 1Q09 (R$ 285.5 million). For further information on the composition of operational costs and expenses, see Explanatory Note 21 to the Quarterly Information.

Main year-on-year variations in operational costs and expenses:

• Personnel expenses

Personnel expenses in 1Q09 were R$ 68.80 million, 7.1% more than in 1Q08 (R$ 64.22 million). The difference is primarily due to the salary increase of 7.26% given to employees in November 2008.

• Post-employment obligations

Expenses on post-employment obligations totaled R$ 7.33 million in 1Q09, 38.9% less than in 1Q08 (R$ 12.00 million). This expense basically consists of interest on the actuarial liabilities of Cemig GT, net of expected return on assets held by the pension plans, estimated by an external actuary. The lower expense in 2009 is due to adjustment in the actuarial assumptions, in December 2008, with a reduction in assumed interest rates.

• Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were R$ 72.30 million in 1Q09, 12.2% higher than in 1Q08 (R$ 64.44 million). This expense refers to the charges payable by electricity distribution and generation agents for use of the facilities that are components of the basic grid, as set by an Aneel Resolution. The increase in the expense primary results from an upward adjustment, averaging 11.5%, in the TUST, in June 2008.

• Raw materials and inputs for generation

This expense, of R$ 21.79 million in 1Q09, is primarily for purchase of fuel for the Igarapé thermal plant, which came into operation due to low reservoir levels resulting from low rainfall.

• Outsourced services

Expenses on outsourced services in 1Q09 totaled R$ 24.54 million, 44.8% more than in 1Q08 (R$ 16.95 million). A breakdown of outsourced services is given in Explanatory Note 21 to the Quarterly Information.

• Other operational expenses

Operational expenses in 1Q09 totaled R$ 13.67 million, 17.7% less than in 1Q08 (R$ 16.62 million).

• Financial revenues (expenses)

The company posted net financial expenses of R$ 50.190 million in 1Q07, 37.02% less than the net financial expenses reported for 1Q08, of R$ 79.686 million. The items comprising the financial result with the highest variations are listed below:

•                  Revenue of R$ 10.578 million from foreign exchange variation in the first quarter of 2009, compared to a net expense of R$ 6.704 million in 1Q08, basically due to the higher variation in 1Q09 in the currencies that index the Company’s loans and financings in foreign currency, especially the US dollar and the yen.

•                  Reversal, in 1Q09, of a provision of R$ 8.72 million for losses on “free energy”, which compares with a provision of R$ 10.16 million made in 1Q08.

•                  Revenue from cash investments R$ 6.79 million higher in 1Q09, due to a higher volume of cash invested.

For a breakdown of financial revenues and expenses, please see Explanatory Note 22 to the Quarterly Information.

• Income tax and Social Contribution tax

In 1Q09, Cemig GT posted expenses for income tax and the Social Contribution tax totaling R$ 136.642 million, representing 36.46% of the pre-tax Income of R$ 374.778 million. In the first quarter of 2008, the Company posted expenses on income tax and Social Contribution of R$ 106.953 million, 33.68% of the pre-tax Income of R$ 317.600 million. These effective rates are reconciled with the nominal rates in Explanatory Note 7 to the Quarterly Information.

Tables I TO III

Chart I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	1st Q. 2009	1st Q. 2008	2008
Sales to end consumers	412	429	1,934
Supply	357	292	1,220
Revenues from Trans. Network + Transactions in the CCEE	151	150	617
Others	6	7	30
Subtotal	926	878	3,801
Deductions	(194)	(195)	(853)
Net Revenues	732	683	2,948

Chart II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Personnel/Administrators/Councillors	69	64	260
Depreciation and Amortization	56	56	224
Charges for Use of Basic Transmission Network	72	64	272
Contracted Services	24	17	114
Forluz – Post-Retirement Employee Benefits	7	12	48
Materials	3	3	17
Royalties	35	31	127
Operating Provisions	—	—	1
Other Expenses	14	25	102
Purchased Energy	27	(9)	83
Raw material for production	—	22	83
Total	307	285	1,331

Chart III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	1st Q. 2009	1st Q. 2008	2008
Net Revenue	732	683	2,948
Operating Expenses	(307)	(285)	(1,248)
EBIT	425	398	1,700
EBITDA	481	454	1,924
Financial Result	(50)	(80)	(245)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(137)	(107)	(383)
Employee Participation	(6)	(5)	(86)
Net Income	232	206	986

3.             Market Announcement, Companhia Energética de Minas Gerais – CEMIG, May 21, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

CEMIG (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby announces to the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that it will carry out preliminary studies, in conjunction with Companhia Energética de Brasília (CEB), with a view to expanding the partnership which currently exists in the form of the association that resulted in the construction of the Queimado Hydroelectric Plant.

This expansion, if it takes place, will seek to add value for both companies and for their shareholders. At the present moment it is not possible to foresee any specific form of cooperation in which this expansion might result.

Cemig, for the convenience of its shareholders, and obeying the best corporate governance practices, will keep the investor market informed of the developments of these negotiations.

Cemig reiterates its commitment to a continuous quest for returns and addition of value for its shareholders, present in all our investments, whether they are acquisitions or new projects.

Belo Horizonte, May 21, 2009

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

4.                                                               Minutes of the Ordinary and Extraordinary General Meetings of Stockholders, Cemig Geração e Transmissão S.A., April 29, 2009

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES
OF THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF
STOCKHOLDERS

HELD CONCURRENTLY ON
APRIL 29, 2009

At 5 p.m. on April 29, 2009, the stockholder Companhia Energética de Minas Gerais — Cemig, holder of all the shares in the Company, attended, on first convocation, in Ordinary and Extraordinary General Meeting, at the Company’s head office, at Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by the Chief Executive Officer, Djalma Bastos de Morais, and the Chief Officer for Finance, Investor Relations and Control of Holdings, Luiz Fernando Rolla, as verified in the Stockholders’ Attendance Book.

Also present were the Audit Board member Aliomar Silva Lima; KPMG Auditores Independentes, represented by Mr. Marco Túlio Fernandes Ferreira, CRC-MG 058176/O-0, and by Mr. Gustavo Fernandes Guimarães, CRC-MG 068539/O-1; and the Chief Officer José Carlos de Mattos.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig proposed the name of the Chief Trading Officer, Bernardo Afonso Salomão Guimarães, to chair the meeting. The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Chairman then declared the Meeting opened and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Secretariat, to be Secretary of the Meeting, requesting me to proceed to reading of the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on March 20, 21 and 24, O Tempo, on March 20, 21 and 22, and Gazeta Mercantil on March 20, 23 and 24 of this year, the content of which is as follows:

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY
CNPJ 06.981.176/0001-58 – NIRE 31300020550

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to the Ordinary and Extraordinary General Meetings of Stockholders, to be held, concurrently, on April 29, 2009, at 5 p.m., at Av. Barbacena 1200, 12th Floor, B1 Wing, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                  Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2008, and also the respective complementary documents.

2                  Allocation of the net profit for the year 2008, in the amount of R$ 985,753,000 Reais, and the balance in the Retained Earnings account, in the amount of R$ 24,830,000 Reais, in accordance with Article 192 of Law 6404, of December 15, 1976, as amended.

3                  Decision on the form and date of payment of the obligatory dividend, in the amount of R$ 517,707,000 Reais.

Av. Barbacena, 1200 12º andar - Santo Agostinho - CEP 30190-131
Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

4                  Modification of the drafting of Clause 20 of the Bylaws, to authorize the Board of Directors to decide on raising interim financial statements for periods of six months or for shorter periods.

5                  Modification of the drafting of Clause 22 of the Bylaws for inclusion of payment of interim dividends or multiple interim dividends.

6                  Alteration of the drafting of Clause 23 of the Bylaws, to exclude its sole sub-paragraph, so as to include provision for payment of Interest on Equity also in substitution of dividends.

7                  Election of the sitting and substitute members of the Audit Board.

8                  Change in the composition of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

Belo Horizonte, March 18, 2009.

Sérgio Alair Barroso

Chairman of the Board of Directors.”

In accordance with Item 1 of the agenda the Chairman then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published in the newspapers Minas Gerais, the official journal of the Powers of the State, on March 20, 21 and 24; O Tempo on March 20, 21 and 22; and Gazeta Mercantil, on March 20, 23 and 24 this year, and published in the same newspapers on April 16 of this year.

The Chairman then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2008, and the respective complementary documents, and they were approved.

Continuing the proceedings, the Chairman requested the Secretary to read the Proposal by the Board of Directors, which deals with Items 2 to 6 of the agenda, and the Opinion of the Audit Board thereon, the contents of which documents are as follows:

PROPOSAL

BY THE BOARD OF DIRECTORS TO THE
ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS
TO BE HELD, CONCURRENTLY, ON APRIL 29, 2009

To the Stockholder Companhia Energética de Minas Gerais – Cemig

The Board of Directors of Cemig Geração e Transmissão S.A.:

• in view of:

•                  Article 192 of Law 6404, of December 15, 1976 as amended, taken with Clauses 20 to 24 of the Bylaws, and the financial statements for 2008, which report Net profit of R$ 985,753,000 and balance of Retained Earnings of R$ 24,830,000;

•                  the fact that Clause 204 of that Law allows for payment of dividends for periods of less than one business year;

•                  the fact that when there is provision in the Bylaws, a corporation may raise financial statements within the business year and pay interim dividends and current-year dividends, based on those financial statements, upon decision by the Board of Directors, subject to the limits set by law;

•                  the definition of “interim dividends” as those which are paid during a business year on account of profits accumulated in the prior business year, whether globally, or whether corresponding only to the last six months of the year, and refer to financial statements already approved by the General Meeting of Stockholders; while current-year interim dividends are those which are paid on account of financial statements raised in a business year, even if paid in the subsequent year, but before approval of the financial statements by the General Meeting of Stockholders;

•                  the fact that the Company’s Bylaws, in the provisions relating to payment of dividends in periods shorter than one business year, provide for the raising of six-monthly financial statements or interim financial statements relating to shorter periods (Clause 20), and also provide for payment of interim dividends, however only as Interest on Equity (Clause 23), there being no provision for payment of current-year interim dividends;

•                  the need to adapt the Company’s bylaws to establish the possibility of payment of interim dividends that are not in the form of Interest on Equity, and current-year interim dividends; and

•                  the fact that if there is a provision in the Bylaws, the Company will be able, upon decision by the Board of Directors, after raising financial statements within the business year, to pay interim dividends for the current year, based on these financial statements, subject to the limits set by law, which will facilitate the transfer of funds between the Company and its sole stockholder, Cemig –

• now proposes to you:

I)	• that the Net profit for 2008 and the balance of the Retained earnings account, in the amounts mentioned above, should be allocated as follows:

	1)	R$ 49,288,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws;

	2)	R$ 492,877,000 should be allocated to the payment of dividends, as follows:

		2.1)	R$ 186,766,000 in the form of Interest on Equity, under the following decisions:
R$ 91,967,000, under CRD 280/2008, of June 25, 2008; R$ 47,040,000, under CRD 497/2008, of September 24, 2008; and R$ 47,759,000, under CRD 655/2007, of December 11, 2008;

		2.2)	R$ 306,111,000 in the form of complementary dividends;

	3)	R$ 24,830,000 should be allocated for payment of dividends using the balance of Retained Earnings arising from the adoption of Law 11638/2007;

4)

R$ 42,500,000 should be allocated for injection of capital into Baguari Energia S.A., in accordance with Board Spending Decisions (CRCAs) 014/2006 and 003/2009, of March 8, 2006 and January 27, 2009, respectively;

	5)	R$ 23,000,000 should be allocated for injection of capital into Guanhães Energia S.A., in accordance with CRCA 042/2007, of June 18, 2007;

	6)	R$ 4,070,000 should be allocated for injection of capital into Hidrelétrica Pipoca S.A., in accordance with CRCAs 034/2008 and 082/2008, of March 26 and August 29, 2008, respectively;

	7)	R$ 57,767,000 should be allocated for injection of capital into Madeira Energia S.A., in accordance with CRCAs 082/2007 and 089/2007, of November 14 and November 30, 2007, respectively;

	8)	R$ 52,714,000 should be allocated for injection of capital into Empresa Brasileira de Transmissão de Energia S.A. (EBTE), in accordance with CRCA 576/2008, of October 30, 2008; and

9)

R$ 263,537,000 should be allocated to the Retained Earnings account, for use in payment of expenses, taxes and service of debt, according to the Cash Budget approved at the meeting of the Board of Directors held on December 16, 2008.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2009, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 gives a summary of the Cash Budget of Cemig Geração e Transmissão S.A. for 2009, approved by the Board of Directors, characterizing the inflow of funds and disbursements for compliance with the allocations of the profit for the year.

Appendix 2 summarizes the calculation of the dividends proposed by the Management, in accordance with the Bylaws.

II)	• the following changes in the Bylaws:

	1)	Re-drafting of Clause 20, to authorize the Board of Directors to decide on raising interim financial statements for periods of six months or for shorter periods, as follows:

“Clause 20:

The business year shall coincide with the calendar year, closing on December 31 of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements may, at the option of the Board of Directors, be prepared for periods of six months or shorter periods.”

	2)	Re-drafting of Clause 22 of the Bylaws, for inclusion of payment of interim dividends or current-year interim dividends, as follows:

“Clause 22:

Without prejudice to the obligatory dividend, the Company may, subject to the relevant legislation and at the option of the Board of Directors, declare extraordinary, additional, or interim dividends including current-year dividends, including dividends paid totally or partially on account of the obligatory dividend for the current year.”

	3)	Re-drafting of Clause 23 of the Bylaws, to exclude its sole sub-paragraph, so as to include provision also for payment of Interest on Equity in substitution of dividends, as follows:

		“Clause 23:	The Board of Directors may decide to pay Interest on Equity, in accordance with the legislation, in total or partial substitution of the dividends referred to in the previous

Clause, or in addition to them, and the amounts paid or credited as such shall be imputed to the amounts of the dividends distributed by the Company, for all legal purposes.”

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 18, 2009.

Sergio Alair Barroso – Chairman
Djalma Bastos de Morais – Vice-Chairman
Alexandre Heringer Lisboa – Member
André Araújo Filho – Member
Antônio Adriano Silva – Member
Eduardo Lery Vieira – Member
Evandro Veiga Negrão de Lima – Member
Francelino Pereira dos Santos – Member
João Camilo Penna – Member
José Castelo Branco da Cruz – Member
Maria Estela Kubitschek Lopes – Member
Roberto Pinto Ferreira Mameri Abdenur – Member
Wilton de Medeiros Daher-Member.

APPENDIX I

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2008
MADE BY THE BOARD OF DIRECTORS TO THE
ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2009

Cemig Geração e Transmissão S.A. – Cash budget for 2009

Amounts in current R$ ‘000	Total 2009 (*)	AV %

A – Initial balance	825,426	—

B – Funds	4,524,229	100.0
Gross revenue	4,053,229	89.6
Financings / Assistance	471,000	10.4
Other	—	—

C – Disbursements	4,498,894	100.0
Capital expenditure program	664,845	14.8
Expenses budget	956,793	21.3
Expenses	421,415	9.4
Sector charges	535,378	11.9
Taxes	1,328,136	29.5
Debt servicing	1,031,413	22.9
Dividends and Interest on Equity	517,707	11.5

D – Final balance (A+B-C)	850,761	—

(*) Approval as per Board meeting of December 16, 2008, with the following adjustments:

• Substitution of the initial balance by the actual amount at December 31, 2008;

• Substitution of Dividends and Interest on Equity by the amount of the proposal for payment of dividends to stockholders.

APPENDIX 2

TO THE PROPOSAL FOR ALLOCATION OF THE PROFIT FOR THE BUSINESS YEAR 2008
MADE BY THE BOARD OF DIRECTORS TO THE
ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY APRIL 30, 2009

Cemig Geração e Transmissão S.A. – Calculation of proposed dividends

	31-12-2008 R$ ‘000
Obligatory Dividend
Net profit for the period	985,753
Obligatory dividend – 50.00% of net profit	492,876

Dividends proposed -
Interest on Equity	186,766
Complementary dividends	330,941
Total	517,707

Dividend per thousand shares, R$
Dividends under the Bylaws	170.15
Dividends proposed	178.72	”.

“OPINION

OF THE AUDIT BOARD

The members of the Audit Board of Cemig Geração e Transmissão S.A., undersigned, in performance of their functions under the law and under the Bylaws, have examined the proposals made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on April 29, 2009, for allocation of the net profit for the year of 2008, of R$ 985,753,000, and of the balance of Retained Earnings, in the amount of R$24,830,000, as follows:

1)              R$ 49,288,000, being 5% of the net profit, should be allocated to the Legal Reserve, in accordance with sub-clause “a” of the Sole sub-paragraph of Clause 21 of the Bylaws;

2)              R$ 492,877,000 should be allocated to payment of dividends, as follows:

a)           R$ 186,766,000 in the form of Interest on Equity, under the following decisions:

R$ 91,967,000, under CRD 280/2008, of June 25, 2008;

R$ 47,040,000, under CRD 497/2008, of September 24, 2008; and

R$ 47,759,000, under CRD 655/2007, of December 11, 2008;

b)           R$ 306,111,000 in the form of complementary dividends.

3)              R$ 24,830,000 should be allocated for payment of dividends using the balance of Retained Earnings arising from the adoption of Law 11638/2007.

4)              R$ 42,500,000 should be allocated for injection of capital into Baguari Energia S.A., in accordance with Board Spending Decisions (CRCAs) 014/2006 and 003/2009, of March 8, 2006 and January 27, 2009, respectively.

5)              R$ 23,000,000 should be allocated for injection of capital into Guanhães Energia S.A., in accordance with CRCA 042/2007, of June 18, 2007.

6)              R$ 4,070,000 should be allocated for injection of capital into Hidrelétrica Pipoca S.A., in accordance with CRCAs 034/2008 and 082/2008, of March 26 and August 29, 2008, respectively.

7)              R$ 57,767,000 should be allocated for injection of capital into Madeira Energia S.A., in accordance with CRCAs 082/2007 and 089/2007, of November 14 and November 30, 2007, respectively.

8)              R$ 52,714,000 should be allocated for injection of capital into Empresa Brasileira de Transmissão de Energia S.A. (EBTE), in accordance with CRCA 576/2008, of October 30, 2008.

9)              R$ 263,537,000 should be allocated to the Retained Earnings account, for use in payment of expenses, taxes and service of debt, according to the Cash Budget approved at the meeting of the Board of Directors held on December 16, 2008.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2009, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

• and after carefully analyzing the proposals referred to, and considering, further, that the legal rules applicable to the matter have been complied with, the opinion of the members of the Audit Board is in favor of their approval by those Meetings.

Belo Horizonte, March 18, 2009.

(Signed by:)

Aristóteles	Luiz	Menezes	Vasconcellos	Benedito José Ferreira,
Drummond,

Luiz Guaritá Neto,				Luiz Otávio Nunes West,
Aliomar Silva Lima.”

The Chairman then put the Proposal made by the Board of Directors, relating to Items 2 to 6 of the agenda, to debate, and, subsequently, to the vote, and it was approved.

Continuing with the agenda, the Chairman then dealt with Item 7 of the agenda, explaining that the period of office of the sitting and substitute members of the Audit Board ended with today’s Meetings, and that a new election should thus be held for that Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2010.

Continuing, the Chairman stated that under Article 18 of the Bylaws, the sitting and substitute members of the Audit Board of this Company are the members of the Audit Board of the sole stockholder, Companhia Energética de Minas Gerais – Cemig.

Thus, and considering the election of the members of the Audit Board of the sole stockholder, at the Ordinary and Extraordinary General Meetings of Stockholders of that Company held today, concurrently, at 11 a.m., the represents of Companhia Energética de Minas Gerais – Cemig nominated the following persons to be members of the Audit Board:

Sitting members:

Vicente de Paulo Barros Pegoraro

Brazilian, married, retired, resident and domiciled in Brasília, Federal District, at SHIS QI 15, Conjunto 12, Casa 6, Lago Sul, CEP 71635-320, bearer of Identity Card 449419, issued by the Public Safety Department of the Federal District, and CPF 004826419-91;

Luiz Otávio Nunes West

Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua General Ivan Raposo 148/202, Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accounting Council of Bahia, and CPF nº 146745485-00;

Aristóteles Luiz Menezes	Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de
Vasconcellos Drummond	Janeiro State, at Av. Rui Barbosa 460/801, Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute, and CPF nº 026939257-20;

Luiz Guaritá Neto

Brazilian, married, engineer and entrepreneur, resident and domiciled in Uberaba, MG State, at Rua dos Andradas 705/1501, Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Safety Department of Minas Gerais State, and CPF nº 289118816-00; and

Thales de Souza Ramos Filho

Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais, at Rua Severino Meireles 67, Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Safety Department of Minas Gerais State, and CPF nº 003734436-68;

• and as their respective substitute members:

Newton de Moura

Brazilian, married, bank employee of the Federal Savings Bank, resident and domiciled in Divinópolis, Minas Gerais, at Avenida Sete de Setembro 1064/701, Centro, CEP 35500-011, Bearer of Identity Card M-358258, issued by the Public Safety Department of Minas Gerais State, and CPF 010559846-15.

Leonardo Guimarães Pinto

Brazilian, single, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Haddock Lobo 300/1206, Tijuca, CEP 20260-142, bearer of Identity Card RJ-091640/O-8, issued by CRC/RJ, and CPF nº 082887307-01.

Marcus Eolo de Lamounier Bicalho

Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Adolfo Radice 114, Mangabeiras, CEP 30315-050, bearer of identity card M-1033867, issued by the Public Safety Department of Minas Gerais State, and

CPF nº 001909696-87;

Ari Barcelos da Silva

Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Professor Hermes Lima 735/302, Recreio dos Bandeirantes, CEP 22795-065, bearer of Identity Card 2027107-7, issued by CRA-RJ, and CPF nº 006124137-72; and

Aliomar Silva Lima

Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés 2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public Safety Department of Minas Gerais State, and CPF nº 131654456-72.

The nominations for membership of the Audit Board made by the representatives of Companhia Energética de Minas Gerais – Cemig were put to debate and, subsequently, to the vote, and approved.

The elected Members of the Audit Board declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman proceeded to Item 8 of the agenda, stating that the meeting should on this occasion decide on changes to the composition of the Board of Directors of Cemig GT, considering that:

1)         in accordance with the sole sub-paragraph of Clause 8 of the Bylaws, the members of the Board of Directors of this Company are, obligatorily, the same members of the Board of Directors of the sole stockholder, Companhia Energética de Minas Gerais (Cemig);

2)         That, as a result of the ending of the period of office of the Board of Directors of Companhia Energética de Minas Gerais – Cemig, new sitting and substitute members of the Board of Directors of that Company were appointed at the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, today at 11 a. m. N

As a result the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig proposed, as to the composition of the Board of Directors:

1)              dismissal of the Board member Wilton de Medeiros Daher, due to his no longer being a member of the Board of the sole stockholder;

2)              transfer of Guy Maria Villela Paschoal — Brazilian, married, engineer, resident and domiciled at Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and CPF 000798806-06, from substitute member to sitting member.

3)              election of Cezar Manoel de Medeiros — Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Alameda Ipê Branco 68, Pampulha, CEP -, bearer of Identity Card M-, issued by the Public Safety Department of the State of Minas Gerais, and CPF, as substitute member for the Board member Guy Maria Villela Paschoal.

4)              that the above mentioned elections shall be to complete the same term of office that remains to the other sitting Members, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2010.

The above-mentioned proposal of the representatives of the stockholder Companhia Energética de Minas Gerais – Cemig was put to the vote, and approved.

The Board Members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chairman then explained that Companhia Energética de Minas Gerais has assigned, to each new member of the Board of Directors, as its fiduciary agent, one single share owned by itself, for the period for which such members remain as members of the Board of this Company, solely and exclusively to comply with the requirement that the members of the Board of Directors must be shareholders of the Company. He said that, once the Board Members had completed their period of office or if they were dismissed from their positions, the shares granted to them shall be automatically transferred back to Cemig, without there being any need whatsoever for signature by the Board Members in question, and that the fiduciary nature of the assignment of the shares is based on the legal principle that determines that a person who receives an asset, in this case, the share, has the commitment to restitute it in a certain event, in this case, the end of the term of office, or leaving office, or being dismissed from it.

The Chairman then stated that the Board of Directors of the Company is now as follows:

Sitting members:	– and as their respective substitute members:
Sergio Alair Barroso,	Paulo Soérgio Machado Ribeiro,
Djalma Bastos de Morais,	Lauro Sérgio Vasconcelos David,
Alexandre Heringer Lisboa,	Franklin Moreira Gonçalves,
Antônio Adriano Silva,	Marco Antonio Rodrigues da Cunha,
Eduardo Lery Vieira,	Kleber Antonio de Campos,
Francelino Pereira dos Santos,	Luiz Antônio Athayde Vasconcelos,
Maria Estela Kubitschek Lopes,	Fernando Henrique Schüffner Neto,
João Camilo Penna,	Guilherme Horta Gonçalves Júnior,
Guy Maria Villela Paschoal,	Cezar Manoel de Medeiros,
Britaldo Pedrosa Soares,	Jeffery Atwood Safford,
Evandro Veiga Negrão de Lima,	Maria Amália Delfim de Melo Coutrim,
Roberto Pinto Ferreira Mameri Abdenur,	Clarice Silva Assis,
André Araújo Filho, and	Andréa Leandro Silva and
Thomas Anthony Tribone;	José Castelo Branco da Cruz,
– respectively.

The Chairman then stated that the publications by Cemig GT specified in Law 6404 of December 15, 1976, as amended, and in CVM Instruction 232 of February 10, 1995, will be made not only in the newspaper Minas Gerais, the official publication of the Powers of the State, but also in O Tempo and Valor Econômico, without prejudice to possible publication in other newspapers.

Finally, he stated that, since the selection of the newspapers O Tempo and Valor Econômico arises from the result of Electronic Auction 500-H 90565, legal appeals may be presented to the Company within a period of five business days, which could alter the said result of the tender process. In this event, Cemig GT will publish a Notice to Stockholders stating the new newspapers for the publication specified in the above-mentioned Law.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes. The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

5.                                       Summary of Decisions of the 459th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 26, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 459th MEETING OF THE BOARD OF DIRECTORS

At its 459th meeting, held on May 26, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matters:

1.     Re-election of Mr. Sergio Alair Barroso as Chairman and Mr. Djalma Bastos de Morais as Vice-Chairman of the Board of Directors, with period of office until the Annual General Meeting of 2012.

2.     Re-appointment of the present members of the Executive Board, with period of office until the first meeting of the Board of Directors following the Annual General Meeting of 2012 – as follows:

Chief Executive Officer:	Djalma Bastos de Morais;

Deputy Chief Executive Officer:	Arlindo Porto Neto;

Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;

Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto;

Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla;

Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;

Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha; and

Chief New Business Development Officer, and Chief Officer for the Gas Division:	José Carlos de Mattos.

3.     Alteration of the memberships of the Board Support Committee, the Corporate Governance Committee, the Strategy Committee, and the Finance Committee.

4.     Increase of the registered capital, and orientation of vote at a General Meeting of Stockholders of Gasmig.

5.     Appointments of Chief Officers of Cemig to the management of ECTA (Empresa Catarinense de Transmissão de Energia S.A.).

6.     Appointment of Chief Officers of Cemig to the management of Gasmig (Companhia de Gás de Minas Gerais).

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

7.     Appointment of Chief Officers of Cemig to the management of Transchile Charrúa Transmisión S.A.

8.     Signing of an amendment between Cemig, Sá Carvalho S.A. and Arcelor Mittal Inox Brasil S.A.

9.     Signing of a commitment undertaking between the Minas Gerais Forests Institute (IEF), the Public Attorneys’ Office, Cemig and Cemig GT.

10.   Rental of the real estate property at Av. Barbacena 1200, Belo Horizonte, Minas Gerais.

11.   Signing of a confidentiality agreement between Cemig, Cemig D, Cemig GT and representatives of insurance companies.

12.   Appointment of Hirashima & Associados Consultoria em Transações Societárias Ltda., to prepare a Valuation Opinion on the assets of Terna Participações S.A. and an Economic-financial Valuation of the assets of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda.

6.                                                               Summary of Principal Decisions of the 91st Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 26, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 91st meeting, held on May 26, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following matters:

1.               Annual Social and Environmental Responsibility Report of Cemig GT.

2.               Contracting of financing for feasibility studies on areas of hydroelectric potential.

3.               Signing of a contract for connection to the transition system with the UHE Baguari Consortium.

4.               Signing of a commitment undertaking between the Minas Gerais Forests Institute (IEF), the Public Attorneys’ Office, Cemig and Cemig GT.

5.               Signing of a working agreement between the Minas Gerais State Forests Institute (IEF), Gasmig, Cemig D and Cemig GT.

6.               Rental of the real estate property at Av. Barbacena 1200, Belo Horizonte, Minas Gerais.

7.               Signing of a confidentiality agreement between Cemig, Cemig D, Cemig GT and representatives of insurance companies.

8.               Orientation of the vote of the representative of Cemig GT in Extraordinary General Meeting of Stockholders and increase in the capital of Hidrelétrica Pipoca S.A.

9.               Appointment of Hirashima & Associados Consultoria em Transações Societárias Ltda., to prepare a Valuation Opinion on the assets of Terna Participações S.A. and an Economic-financial Valuation of the assets of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda.

10.         Alteration of the members of the Board Support Committee; the Corporate Governance Committee; the Strategy Committee; and the Finance Committee.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

7.                                                               Summary of Principal Decisions of the 88th Meeting of the Board of Directors, Cemig Distribuição S.A., May 26, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 88th meeting, held on May 26, 2009, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.               Annual Social and Environmental Responsibility Report of Cemig D.

2.               Energy Efficiency Program: appointment of manager.

3.               Signing of a working agreement between the Minas Gerais State Forests Institute (IEF), Gasmig, Cemig D and Cemig GT.

4.               Signing of a debt acknowledgement and agreement undertaking between Efficientia S.A. and Companhia Siderúrgica Pitangui S.A., with Cemig D and Rio Rancho Agropecuária S.A. as consenting parties.

5.               Signing of an amendment to a performance contract between Efficientia S.A. and Companhia Siderúrgica Pitangui S.A., with Cemig D and Rio Rancho Agropecuária S.A. as consenting parties.

6.               Signing of a technical and financial co-operation working agreement between Cemig D and the Minas Gerais State Historic and Artistic Heritage Institute (Instituto Estadual do Patrimônio Histórico e Artístico de Minas Gerais), with the Minas Gerais state culture department as consenting party.

7.               Rental of the real estate property at Av. Barbacena 1200, Belo Horizonte, Minas Gerais.

8.               Signing of a confidentiality agreement between Cemig, Cemig D, Cemig GT and representatives of insurance companies.

9.               Alteration of the members of the Board Support Committee; the Corporate Governance Committee; the Strategy Committee; and the Finance Committee.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

8.                                                               Presentation, XIV Annual Meeting, CEMIG–APIMEC, “Guidance,” 2009–2012

Guidance Emilio Castelar P. Pereira Head of Corporate Planning and Tariffs XIV Annual Meeting CEMIG-APIMEC

Disclaimer Some of the statements in this presentation are ‘forecasts’ in the definition of the US Securities Laws, and are subject to risks and uncertainties. ‘Forecasts’ are projections which could differ from the final numbers and are not under our control.  For a discussion of the risks and uncertainties as they relate to us, please refer to our 20F form for 2007, and in particular Item 3 containing “Basic information – Risk factors”. All figures are in accordance with BRGAAP Guidance 2009-2012

Guidance 2009-2012 EBITDA: Comparison of guidance and actual Guidance for 2007 and 2008 R$ million - nominal 4,062 4,099 2007 2008

Guidance 2009-2012 Agenda • Assumptions • Guidance on results

Agenda • Assumptions • Guidance on results Guidance 2009-2012

Financial indicators GDP growth IGP-M inflation Selic, average TJLP -0.5% 3.6% 10.0% 6.25% -0.5% 1.8% 10.0% 6.25% -0.01% 2.3% 10.1% 6.25% 3.9% 4.5% 10.0% 5.50% Variables 2009 2010-2012 Planned scenario Central Bank Febraban Average planned scenario Central Bank IPCA inflation 4.3% 4.3% 4.4% 4.3% 3.9% 4.5% 9.5% ND 4.4% US$, eop 2.35 2.12 2.17 2.61(*) 2.25(*) Source: MCM Consultores Focus Report May 15, 2009 Febraban, May 2009 (*) End of period Guidance 2009-2012: Assumptions

Total electricity distributed (Captive + Free) –TWh Retail market (Captive) –TWh Distribution markets Cemig D Assumptions for the market: Recovery starting in 2010 Growth rates close to GDP growth in 2011 and 2012 15 25 35 45 2008 2009 2010 2011 2012 19.8 19.8 21.1 21.8 22.0 22.3 22.3 23.8 24.5 24.8 15 25 35 45 2008 2009 2010 2011 2012 35.9 35.9 38.9 40.5 41.4 38.4 38.5 41.7 43.3 44.3 Guidance 2009-2012: Assumptions

Generation market Cemig GT MARKET –TWH 2009: Expectation to participate in the system’s “Secondary Supply” After 2010: Purchase of electricity (Petrobras, Copel, Santo Antônio Hydro Plant) 30 32 34 36 38 40 2008 2009 2010 2011 2012 33.1 34.9 33.2 35.1 36.8 Guidance 2009-2012: Assumptions

Note: constant prices as of June 2009 Average generation prices Cemig GT Increase amount of energy sold (higher level of prices): Renewal of maturing contracts with free consumers New contracts incorporated into the portfolio Effect of renewal of existing contracts (R$/MWh) 93.8 97.9 100.5 105.6 113.1 90.0 95.0 100.0 105.0 110.0 115.0 2008 2009 2010 2011 2012 Guidance 2009-2012: Assumptions

Aneel announce results of its first Tariff Review, with effects backdated to June 2005, to Public Consultation (Consultation AP-17/2009). The result of the Public Consultation will replace the figures confirmed by Aneel Homologating Resolution 493/2007 of June 26, 2007 Aneel’s proposal to the Public Consultation is: The economic effects of this revision (gain) will be taken into account in 2009 profit FIRST TARIFF REVIEW DESCRIPTION PREVIOUS VALUE (R$) REVISION VALUE (R$) Total permitted annual revenue (RBSE + RBNI) 316,107,885.62 360,192,923.44 Tariff Repositioning Index +13.95% Transmission revenue Cemig GT Guidance 2009-2012: Assumptions

Transmission revenue Cemig GT Economic effect of the first Transmission Tariff Review 2Q09 profit expected to be higher by R$ 200 –R$ 250 million Financial effects over the years 2009 through 2012 The 2009 review (the Second Review) has been postponed until 2010 Economic and financial effects of this 2nd Review are not included in this Guidance Variable portion: 1.05% per year Guidance 2009-2012: Assumptions

CHANGE IN TRANSMISSION REVENUE Transmission Tariff Review: Accounting effect (in income statement) recognized in full in 2009 Financial impact (cash) deferred, over four years, starting 2009 Increase of strengthening funds for new facilities in the period Transmission revenue Cemig GT Guidance 2009-2012: Assumptions Note: constant prices as of June 2009 R$ million.

Distribution Driver : the reference company for the Distribution company Transmission Business (Company: GT) Driver : regulatory reference company Generation Business (Company: GT) Driver : best market practices PMSO –Personnel, material, outsourced services and others Cost assumptions Guidance 2009-2012: Assumptions

AVERAGE PRICE OF PURCHASE OF ELECTRICITY (R$/MWh) DISTRIBUTION Starting in 2010 new purchases will increase the average price of acquisition of electricity. Note: constant prices as of June 2009 Cost assumptions CEMIG D Guidance 2009-2012: Assumptions

Guidance 2009-2012 Agenda • Assumptions • Guidance on results

Note: Consolidated includes figures of holding company and affiliated companies. CONSOLIDATED EBITDA Guidance 2009-2012 Year Lower limit Upper limit 2009 4,551 5,100 2010 4,935 5,400 2011 5,505 6,054 2012 6,075 6,714 4,500 5,000 5,500 6,000 6,500 7,000 2009 2010 2011 2012 Note: constant prices as of June 2009 R$ million.

800 1,100 1,400 1,700 2009 2010 1,800 2,000 2,200 2,400 2,600 2009 2010 1,200 1,400 1,600 1,800 2,000 2009 2010 Cemig Distribution Cemig Generation and Transmission Holdings EBITDA Guidance 2009-2012 Year Lower limit Upper limit 2009 2,267 2,501 2010 2,143 2,313 Year Lower limit Upper limit 2009 904 969 2010 1,549 1,659 Year Lower limit Upper limit 2009 1,480 1,716 2010 1,403 1,547 Note: constant prices as of June 2009 R$ million.

Investor relations ri@cemig.com.br Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025

9.                                                               Presentation, XIV Annual Meeting, CEMIG–APIMEC, “Supply and Demand, CEMIG GT”

Supply and Demand CEMIG GT Bernardo Afonso Salomão de Alvarenga Chief Commercial Officer

Some of the statements in this presentation are ‘forecasts’ in the definition of the US Securities Laws, and are subject to risks and uncertainties. ‘Forecasts’ are projections which could differ from the final numbers and are not under our control.  For a discussion of the risks and uncertainties as they relate to us, please refer to our 20F form for 2007, and in particular Item 3 containing “Basic information – Risk factors”. All figures are in accordance with BRGAAP Disclaimer  2

45.000 50.000 55.000 60.000 65.000 70.000 75.000 MW 51.728 54.747 58.983 61.874 61.997 52471 56.196 58.964 61.634 64.165 Balance -743 -1.449 19 240 -2.168 (%) -1,4% -2,6% 0,0% 0,4% -3,4% 2008 2009 2010 2011 2012 2013 Source: PMO May/2008, Cemig SIN – Interconnected National System Structural Energy Balance (MW-average) – Base 2008 Considers natural gas quotas at thermal plants according to the Petrobras TC Average Resources Market 3

Source: PMO May/2009, Cemig 45.000 50.000 55.000 60.000 65.000 70.000 75.000 56.599 60.802 64.062 65.937 70.629 53.606 56.972 59.719 62.358 65.005 2.993 3.830 4.343 3.579 5.625 (%) 5,6% 6,7% 7,3% 5,7% 8,7% 2008 2009 2010 2011 2012 2013 SIN –Interconnected National System Structural Energy Balance (MW-average) – base 2009 Considers natural gas quotas at thermal plants according to the Petrobras TC Average MW Resources Market Balance 4

Supply and demand balance – Cemig GT 112 112 112 112 112 112 112 112 112 112 1.049 1.344 1.344 1.344 1.387 1.387 503 503 398 398 199 398 584 2.648 2.322 2.360 2.115 1.708 1.542 1.475 332 311 189 3 52 90 106 254 680 684 884 884 481 830 2.583 2.370 2.307 142 306 289 1.498 948 154 38 0 500 1.000 1.500 2.000 2.500 3.000 3.500 4.000 4.500 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Average MW Details of requirements Probable renewals APIMEC 2008 Planned purchases Supply available for commercialization Free market sales (free consumers and traders) – new contracts Free market sales (free consumers and traders) Sales to be decided (concessions to be renewed for the second time) Regulated market sales (distributors) Pass-through under Operating Agreement 5

112 112 112 112 112 112 112 112 112 112 1,049 1,344 1,344 1,344 1,387 1,387 503 503 398 398 199 398 584 2,715 2,322 2,360 2,115 1,708 1,542 1,475 332 311 189 3 52 90 106 254 680 684 884 884 481 830 2,583 2,370 2,307 142 306 289 1,498 948 154 38 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Supply and demand balance – Cemig GT Average MW Details of requirements Probable renewals 2008, actual Planned purchases Supply available for commercialization Free market sales (free consumers and traders) – new contracts Free market sales (free consumers and traders) Sales to be decided (concessions to be renewed for the second time) Regulated market sales (distributors) Pass-through under Operating Agreement 6

112 112 112 112 112 112 112 112 112 112 1,049 1,606 1,344 1,344 1,387 1,387 503 503 398 398 199 398 584 2,715 2,141 2,360 2,115 1,708 1,542 1,475 332 311 189 52 90 106 254 680 684 884 884 481 830 2,583 2,370 2,307 142 306 289 1,498 948 154 38 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Supply and demand balance – Cemig GT Average MW Details of requirements Probable renewals Planned purchases Updating for 2009 Supply available for commercialization Free market sales (free consumers and traders) – new contracts Free market sales (free consumers and traders) Sales to be decided (concessions to be renewed for the second time) Regulated market sales (distributors) Pass-through under Operating Agreement 7

Cemig acts to increase clients’ competitiveness • Managing electricity surplus in the recession Valor “Unused electricity returns to Cemig      Since the beginning of the recession Cemig has contacted its free market clients to propose receiving back energy not used because of the downturn. It proposes that industrial consumers may pay only what they in fact consume, monthly, in 2009. The remaining energy previously contracted is resold by Cemig in auctions in the captive market or renegotiated in new contracts. One of Cemig’s largest consumers, Usiminas, cut back by an average 14 MW in use of electricity at its Ipatinga plant last month, saving cash outflow of R$ 1.2 million. ”

112 112 113 113 113 113 113 113 113 113 1,049 1,606 1,344 1,344 1,387 1,387 503 503 398 398 199 398 584 621 422 223 37 2,715 2,141 2,411 2,205 1,814 1,796 2,155 1,016 1,195 1,073 89 279 476 454 378 364 369 378 119 120 170 174 174 175 220 357 1,779 1,724 1,836 261 353 268 800 800 70 719 739 87 0 500 1,000 1,500 2,000 2,500 3,00 3,500 4,000 4,500 5,000 5,500 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Balance of supply and demand – Cemig GT Average MW Details of requirements Updating for the other years Probable renewal Planned purchases Supply available for commercialization Free market sales (free consumers and traders) – new contracts Free market sales (free consumers and traders) Sales to be decided (concessions to be renewed for the second time) Regulated market sales (distributors) Pass-through under Operating Agreement Regulated market sales – forecast Free market sales – 12M recontrated 9

112 112 113 113 113 113 113 113 113 113 1,049 1,606 1,344 1,344 1,387 1,387 503 503 398 398 199 398 584 621 422 223 37 2,715 2,141 2,500 2,484 2,290 2,250 2,533 1,380 1,564 1,451 119 120 170 174 174 175 220 357 1,779 1,724 1,836 261 353 268 800 800 70 719 739 87 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Balance of supply and demand – Cemig GT Average MW Details of requirements Updating for the other years Probable renewals Planned purchases Supply available for commercialization Free market sales (free consumers and traders) – new contracts Free market sales (free consumers and traders) Sales to be decided (concessions to be renewed for the second time) Regulated market sales (distributors) Pass-through under Operating Agreement Regulated market sales – forecast 10

Balance of supply and demand – Cemig GT 112 112 112 112 112 112 112 112 112 112 1.049 1.344 1.344 1.344 1.387 1.387 503 503 398 398 199 398 584 2.648 2.322 2.360 2.115 1.708 1.542 1.475 332 311 189 3 52 90 106 254 680 684 884 884 481 830 2.583 2.370 2.307 142 306 289 1.498 948 154 38 0 500 1.000 1.500 2.000 2.500 3.000 3.500 4.000 4.500 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 APIMEC 2008 APIMEC 2009 112 112 113 113 113 113 113 113 113 113 1.049 1.606 1.344 1.344 1.387 1.387 503 503 398 398 199 398 584 621 422 223 37 2.715 2.141 2.500 2.484 2.290 2.250 2.533 1.380 1.564 1.451 119 120 170 174 174 175 220 357 1.779 1.724 1.836 261 353 268 800 800 70 719 739 87 0 500 1.000 1.500 2.000 2.500 3.000 3.500 4.000 4.500 5.000 5.500 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 Planned purchases Planned purchases Supply available for commercialization Free market sales (free consumers and traders) – new contracts Free market sales (free consumers and traders) Sales to be decided (concessions to be renewed for the second time) Regulated market sales (distributors) Pass-through under Operating Agreement Regulated market sales – forecast

Investor Relations ri@cemig.com.br Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025

10.                                                         Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, May 28, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES
OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON MAY 28, 2009

At 11 a.m. on May 28, 2009, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements. The stockholder The State of Minas Gerais was represented by Mr. José Bonifácio Borges de Andrada, General Attorney for the State of Minas Gerais, in accordance with the legislation currently in force.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders.

She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Djalma Bastos de Morais to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to debate, and to the vote, and unanimously approved.

The Chairman then declared the Meeting open, noting the presence of the representative of Hirashima & Associados Consultoria em Transações Societárias Ltda., and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the Meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on May 9, 12 and 13 of this year, O Tempo, on May 9, 10 and 11, and Valor Econômico on May 11, 12 and 13 of this year, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:
CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 28, 2009 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais, to decide on the following matters:

1                  To approve the appointment of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda. for preparation of a Valuation Opinion on the assets of Terna Participações S.A.

2                  To approve the Opinion on the economic-financial Valuation of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda. in April 2009, with base-date December 31, 2008, in accordance with Article 8, §1 and §6, of Law 6404/1976.

3                  To ratify signature by Cemig, as consenting party and guarantor of all the obligations of Cemig Geração e Transmissão S.A. (Cemig GT), of the Share Purchase Agreement between Cemig GT and Terna S.p.A., for the acquisition of 173,527,113 common shares in Terna Participações S.A.

Av. Barbacena  1200 Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

4                  To orient the vote of the Company’s representative in the General Meeting of Stockholders of Cemig GT specifically called for the purpose, in the terms and for the purposes of Article 256 of Law 6404/1976.

5                  To authorize Cemig to invest in acquisition of assets up to the level at which the indicator {(Capital expenditure + Acquisitions) / Ebitda} is up to 125%, higher than the upper limit specified in the Bylaws.

Any stockholder who wishes to be represented by proxy in the said General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by May 25, 2009, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena 1.200, 19th floor, B 1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, April 23, 2009.

Sérgio Alair Barroso

Chairman of the Board of Directors.”

Before the items on the agenda of this meeting were put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that the changes in the Bylaws made in the Extraordinary General Meeting of Stockholders of October 25, 1999, and also the subsequent alterations, were approved only by virtue of the suspension of the Stockholders’ Agreement, by decision of the Courts, and were thus provisional and precarious.

He stated that hence the acts and operations practiced or submitted to approval by the management bodies of Cemig, supported by the said changes in the Bylaws made under the protection of the Court decision in force today, may, at any moment, be reviewed and withdrawn from the world of legal existence.

On this question, the representative of the stockholder The State of Minas Gerais reminded the meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character. It is, he said, a decision on the merit and it is thus a case not of suspension but of annulment.

He added that there is already in existence a decision on the merit that annuls the Stockholders’ Agreement, confirmed by the Appeal Court of the State of Minas Gerais.

He further explained that the decisions of this Meeting can only take into account what exists at the present moment, and that it would be irresponsible not to vote on matters, in expectation of Court decisions, since, in reality, the said Stockholders’ Agreement, by force of Court judgment, cannot produce any effect and the decisions taken are being taken within strict compliance with the Court decision.

Finally, he noted that the Extraordinary and Special Appeals brought by Southern were not admitted by the Vice-chairman of the Minas Gerais Appeal Court, and that the Higher Appeal Court refused the interlocutory and special appeals brought by Southern, thus underlining and reinforcing the legal situation already stated by the Minas Gerais Appeal Court, that is to say, the inefficacy of the Stockholders’ Agreement subject of the action. Once again taking the floor, the representative of Southern Electric Brasil Participações Ltda. stated that the Interlocutory Appeal brought against the dispatch denying the Extraordinary Appeal is awaiting judgment in proceedings in the Federal Supreme Court.

Continuing with the business of the meeting, the Chairman requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the matter that is on the agenda, the content of which document is as follows:

“PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 28, 2009.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

• whereas:

a)              Companhia Energética de Minas Gerais – Cemig, according to its strategic directives and its Long-term Strategic Plan, seeks to expand its market of operation beyond the boundaries of the State of Minas Gerais and, for this purpose, intends to acquire other companies that operate in the Brazilian electricity sector;

b)             the objects of its wholly-owned subsidiary Cemig Geração e Transmissão (Cemig GT) are:

•                  to study, plan, project, build and commercially operate systems of generation, transmission and sale of electricity and related services for which concessions are granted;

•                  to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

•                  to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to those objects;

c)              Banco Morgan Stanley S.A. has presented a proposal to Cemig GT of an acquisition opportunity involving Terna S.p.A., which has interest in disposing of its holding in the registered capital of Terna Rete Elettrica Nazionale S.p.A (Terna S.p.A.), a holding company which owns 65.88% (sixty five point eight per cent) of the registered capital of and controls Terna Participações S.A. (Terna), a Brazilian electricity transmission company owning the following stockholding interests in transmission lines:

(Transmission concession holders) –	(Terna’s stockholding interest:)
Novatrans Energia S.A. –	100.00	%;
Empresa de Transmissão de Energia do Oeste Ltda. –	100.00	%;
Transmissora Sudeste Nordeste S.A. –	100.00	%;
Brasnorte Transmissora de Energia S.A. –	35.00	%;
and Empresa de Transmissão do Alto Uruguai S.A. –	53.00	%;

d)             a Confidentiality Agreement was signed on March 6, 2009, with Terna S.p.A. to agree the conditions for disclosure, use and protection of certain information, to be treated as confidential, to make possible an analysis of the feasibility of the transaction;

e)              the team of Transmission Business Specialists of Cemig GT made a technical analysis of the assets; that the Pinheiro Guimarães law office, and the Machado, Meyer, Sendacz e Opice law office carried out legal due diligence; and that Hirashima & Associados Consultoria em Transações Societárias Ltda. carried out accounting and tax due diligence and prepared an Economic-financial Valuation Opinion;

f)                according to the Economic-financial Valuation Opinion, prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda., which used a nominal cost of own capital (Ke) of 13.3% (nominal), and a discount rate of 10.3% (nominal) (WACC), each Unit (equivalent to 2 preferred shares and one common share) has the value of R$ 46.78 (forty six Reais and seventy eight centavos);

g)             Cemig GT intends to acquire the common shares of Terna for a total amount to be paid to Terna S.p.A. of R$ 2,330,469,127.59 (two billion, three hundred and thirty million four hundred and sixty nine thousand one hundred and twenty seven Reais and fifty nine centavos), in currency of September 30, 2009, being R$ 13.43 (thirteen Reais and forty three centavos) per share or R$ 40.29 (forty Reais and twenty nine centavos) per Unit, thus indicating a price per unit lower than the resulting value presented in the Economic-financial Valuation Opinion prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda.;

h)             in the determination of the purchase price, Cemig GT considered part of the contingencies identified in the report of the consultants contracted to carry out the services of due diligence in Terna and its affiliated companies, in the partial amount of R$ 18 million, to be deducted from the liability of Terna S.p.A. for liabilities and contingencies of Terna that shall be the subject of indemnity to Cemig GT in the event that the loss materializes, provided that notice is given of such contingencies within 18 (eighteen) months after the closing of the acquisition;

i)                the minority stockholders of both preferred and common shares in Terna will have the right to sell their shares to Cemig GT for the same price paid for the shares in the controlling block, through a public offering for acquisition of shares, which shall obey the Bylaws of Terna, Law 6404/1976, CVM Instruction 361/2002 and the Regulations for Level 2 of the Differentiated Corporate Governance Practices of the BM&F Bovespa S.A.;

j)                the total value to be disbursed by Cemig GT may reach R$ 3,538,252,194.00 (three billion five hundred and thirty eight million two hundred and fifty two thousand one hundred and ninety four Reais), in the event that all the shares in the free float that are in the market are acquired as a result of the public offer for acquisition of shares;

k)             the Share Purchase Agreement to be signed with Terna S.p.A. contains, as well as the clauses that are common in this type of contract, the following conditions:

1                  Completion of the transaction shall be conditional upon prior consent by the National Electricity Agency – Aneel.

2                  Completion of the transaction is not conditional upon consent by the financing agents of Terna (including the Brazilian Development Bank – BNDES).

3                  The amount of R$ 13.43 (thirteen Reais and forty three centavos) per common share, less the amount of any dividends paid by the Company up to the closing date, is expressed in currency of September 30, 2009, and after that date shall be adjusted by 103% of the Selic rate.

4                  Terna S.p.A. will remain liable for indemnity of the amount of any contingencies that are identified and of which notice is given by Cemig GT to Terna S.p.A. up to 18 (eighteen) months after the closing of the transaction, up to a limit of €160 million, save that from this limit there shall be excluded the first R$ 18 million initially incurred by Terna – this being the value of the contingency taken into account by the purchaser in deciding the purchase price.

5                  Terna S.p.A shall remain responsible for any act outside the normal conduction of business carried out by Terna after the signature of the Share Purchase Agreement, loss resulting from which is identified by and notice of which is given by the Purchaser within a period of 18 (eighteen) months after the closing of the transaction. This indemnity is computed for the calculation of the limit of €160 million.

6                  Terna S.p.A. shall remain liable for any losses arising from contingencies related to the ICMS Tax on Merchandise and Services as applicable to electricity transmission operations, and related to the adoption of the non-cumulative regime for the calculation of the PIS (Social Integration Program) and Social Security Financing (Cofins) Contributions, the possibility of loss on which is identified and of which notice is given by the Purchaser within a period of 18 (eighteen) months after the closing of the transaction. This indemnity is not subject to the limit of €160 million.

7                  Terna S.p.A. shall present a letter of credit in guarantee of the obligations of indemnity, in the amount of R$ 75,000,000.00 (seventy five million Reais) with period of validity of 18 (eighteen) months from the date of completion of the transaction.

8                  In the event of rescission of the Share Purchase Agreement, the party responsible shall pay a penalty payment in the amount equivalent to €100 million.

9                  The effectiveness and demandability of Cemig GT’s obligations in the Share Purchase Agreement shall be conditional upon ratification of the signing of the contract by the General Meeting of Stockholders. –

l)                 the previous partner of Cemig GT in this acquisition resisted from the transaction, when there was not enough time remaining for negotiation of another partnership;

m)           in the event that it is found to be convenient and of interest for Cemig GT to have a lower holding in the registered capital of Terna, for strategic and/or financial reasons, and in accordance with the public interest, provided that it takes place before the date of closing of the transaction and transfer of ownership of the shares, Cemig GT may, by a new decision of this Board of Directors, constitute a new partnership, with a duly qualified partner, so as to maintain a stockholding interest of up to 50% less 1 (one) common share and 50% less 1 (one) preferred share in Terna, thus re-establishing the stockholding structure negotiated in the previous partnership,

n)             under Clause 1 (one), Paragraph 1, of the Bylaws of Company Energética de Minas Gerais-Cemig, the Board of Directors must authorize holdings in the capital of other companies;

o)             under Clause 2 (two), Sole sub-paragraph, of the Bylaws of Cemig GT, the Board of Directors of that company must authorize holding in the capital of other companies;

p)             under Clause 17 (seventeen), Item “q” of the Bylaws of Company Energética de Minas Gerais - Cemig the Board of Directors of Cemig must approve the orientation of the vote in the general meetings of stockholders and in the meetings of the Board of Directors of Cemig GT, when it involves participation in the capital of other companies;

q)             under Article 256 (256) of Law 6404/1976, indirect acquisition by Cemig of control of Terna requires prior authorization, or its ratification, by the general meeting of Stockholders, when the purchase price constitutes a material investment for the purchaser, under Article 247 (247), Sole sub-paragraph of the said Corporate Law;

r)                Cemig’s Long-term Strategic Plan contains the strategic long-term strategic planning, fundaments, targets, objectives and results to be pursued and attained by the Company, and its dividend policy, and must obey the commitments and requirements specified in Paragraph 5 (five) of Clause 11 (eleven) of the Company’s Bylaws, which establishes that, in the conduction of business, the Board of Directors and the Executive Board must obey and comply with the following targets:

i-                 to keep the Company’s consolidated indebtedness less than or equal to 2 times (twice) Ebitda (profit before interest, tax, depreciation and amortization);

ii-              to keep the Company’s consolidated debt ratio [Net debt / (Net debt + Stockholders’ equity)] less than or equal to 40% (forty per cent);

iii-           to keep the consolidated balance of Current assets, including for the purposes of Clause 30 (thirty) of the Bylaws, to a maximum of 5% (five percent) of the Company’s Ebitda (profit before interest, tax, depreciation and amortization);

iv-          to limit the consolidated amount of funds used for capital expenditure and for acquisition of any assets, per business year, to the equivalent of 40% (forty percent) of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); –

s)              under Clause 11 (eleven), Paragraph 7 (seven) of Cemig’s Bylaws, the target established in sub-items “i” to “iv” above may be exceeded for reasons of the temporary situation, upon prior and specific justification and approval by the Board of Directors, up to the following limits:

i-                 consolidated debt to be less than or equal to 2.5 (two point five) times Ebitda (profit before interest, taxes, depreciation and amortization);

ii-              the consolidated debt ratio [Net debt / (Net debt + Stockholders’ equity)] to be less than or equal to 50% (fifty per cent);

iii-           consolidated Current Assets, including for the purposes of Clause 30 (thirty) of the Bylaws, to be less than or equal to 10% (ten percent) of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

iii-           consolidated funds used for capital expenditure and for acquisition of any assets, exclusively in the business years 2006 and 2007, to be limited to a maximum of 65% (sixty five percent) and 55% (fifty five percent) of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization), respectively; –

t)                the Long-term Strategic Plan aims for sustainable growth of Cemig and, for this purpose, imposes conditions of security that aim to maintain the level of debt at the limits of risk acceptable for a company of its scale, and also the return on investments as established by the Stockholders;

u)             it is known to all that the Brazilian Electricity sector is undergoing a process of consolidation of companies with the occurrence of a large number of mergers and acquisitions; thus, the future outlook includes opportunities for expansion, in all the segments in which Cemig operates, either through the construction of new projects, or through acquisition of assets;

v)             the investment opportunities that are presented today, because they are concentrated in the short term, result in a volume of investments which, in turn, is higher than the Ebitda-related investment indicator referred to above;

w)           at the same time, the targets established by the Long-term Strategic Plan, for the coming years, in relation to net profit, point to a growth that is only attainable through heavy investment in existing assets;

x)               taking this scenario into consideration, the Company’s economic and financial projections confirm the need to invest amounts close to 125% (one hundred and twenty five percent) of Ebitda if it is desired to achieve the targets established in the Strategic Plan for 2009; and,

y)             thus, although the limit of the indicator for Investments in terms of Ebitda is 40% (forty percent) under Clause 11 (eleven), Paragraph 5 (five), Sub-item “d” of Cemig’s Bylaws, it is necessary to exceed this limit in the year 2009, and hence the Board of Directors must require express authorization from Stockholders, through the calling of a Extraordinary General Meeting of Stockholders; –

• now hereby proposes to you the following:

1-              approval of the appointment of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda., with head office at Rua Florida, 1758, 1st floor, Cidade Monções, in the city of São Paulo/SP, CEP 04565-001, registered in the CNPJ under number 05.534.178/0001-36, for the preparation of an Opinion on Valuation of the Assets of Terna Participações S.A., a listed company with shares traded in Units (each unit being equivalent to two preferred shares and one common share) listed at Level 2 (two) on the São Paulo Stock Exchange, which holds a stockholding interest in the following electricity transmission concessions: Novatrans Energia S.A. (100%), Empresa de Transmissão de Energia do Oeste Ltda. (100%), Transmissora Sudeste Nordeste S.A. (100%), Brasnorte Transmissora de Energia S.A. (35%), and Empresa de Transmissão do Alto Uruguai S.A. (53%), with base date of December 31, 2008, in the terms of Article 8 (eight), first and sixth paragraphs, of Law 6404/1976;

2-              approval of the Opinion on Economic-Financial Valuation of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda. in April 2009, with base date of December 31, 2008, in the terms of Article 8 (eight), first and sixth paragraphs, of Law 6404/1976;

3-              ratification of the signing, as consenting party and guarantor of all the obligations of Cemig GT, of the Share Purchase Agreement with Terna S.p.A, the object of which is the acquisition of 173,527,113 (one hundred and seventy three million five hundred and twenty seven thousand one hundred and thirteen) common shares of Terna, equivalent to 85.27% of the registered capital and 65.86% of the total capital of Terna, for a total amount of R$ 2,330,469,127.59 (two billion three hundred and thirty million four hundred and sixty nine thousand one hundred and twenty seven Reais and fifty nine centavos);

4-              orientation of the vote of the Company’s representative in the General Meeting of Stockholders of Cemig GT, called for the purpose, in the terms of and for the purposes of Article 256 of Law 6404/76; and

5-              authorization for the Company to invest in acquisitions of assets, in such a way that, in the year 2009, the indicator [(Investments + Acquisitions) / Ebitda] is up to 125% (one hundred and twenty five percent), a percentage higher than the limit specified in Clause 11 (eleven), Paragraph 5 (five), Sub-item “d” of the Company’s Bylaws, the other limits stated for the other indicators in the Bylaws remaining unchanged.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, April 23, 2009.

Sergio Alair Barroso — Chairman

Djalma Bastos de Morais — Vice-Chairman

Alexandre Heringer Lisboa — Member

Antônio Adriano Silva — Member

Eduardo Lery Vieira — Member

Evandro Veiga Negrão de Lima — Member

Francelino Pereira dos Santos — Member

João Camilo Penna — Member

Maria Estela Kubitschek Lopes — Member”

The chairman then stated that the Board of Directors, in a meeting held on May 26, 2009, decided to approve:

1                  the appointment and approval of the company Hirashima & Associados Consultoria em Transações Societárias Ltda. to prepare Opinions valuing the assets of Terna Participações S.A., in accordance with the provisions of Article 8 of Law 6404/1976 and Item II of Article 256 of that Law, subject to the current internal rules and regulations in force; and

2                  the above-mentioned Valuation Opinion.

Continuing, he made available a copy of the said Opinion, and a copy of the study on the calculations required by Article 256 of Law 6404/1976, in relation to the need for approval of the transaction of purchase of the control of Terna Participações S.A., both prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda., explaining that they will be attached to these minutes and be an integral part of them.

He then placed in debate the Proposal to this meeting made by the Board of Directors.

Asking for the floor, the representative of the stockholder The State of Minas Gerais voted:

• as to Item 1 of the convocation:

“To ratify the choice and contracting of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda., for preparation of the Opinion Valuing the assets of Terna Participações S.A., approved by the Company’s Board of Directors.”;

• as to Item 2 of the convocation:

“To take cognizance of and ratify the approval by the Company’s Board of Directors of the Economic-Financial Valuation Opinion on the assets of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda. in April 2009, with base date December 31, 2008.”;

• as to Item 3 of the convocation:

“Considering      that the negotiations for the acquisition of Terna Participações S.A. should be the responsibility of the Company’s senior management, as indeed they are, it thus being the function of the General Meeting of Stockholders only to approve the acquisition;

considering              the formal notice DFN-00550/2009 by which Cemig stated that the transaction “will not result in any alteration to the Company’s dividend policy”;

considering              that the Company’s Board of Directors, at its 458th meeting, approved the signing of the Contract for Acquisition of Terna Participações S.A.;

and considering that – as the Company’s Executive Board states – the transaction, itself, is good and convenient;

voted in favor of approval of acquisition by Cemig GT of the shares of Terna Participações S.A.;

However, it suggested to the managers of the Company that they should propose renegotiation of the acquisition, with a view to compatibility of the risks, through new guarantees, that, within market parameters and within the rules of the Company itself, and provided that there is no increase in the price of purchase of the shares:

the value of the limit of the indemnity should be increased;

the value and the period of the guarantees offered should be increased;

the minimum amount free of indemnity should be excluded;

the period for notice for the purposes of reimbursement should be increased;

and that amounts should be included in the definition of “material” (“material adverse effect”);

and finally, it suggested exclusion of the environmental risks and contingencies from the limit of indemnity, as was done in relation to the contingencies for the PIS, Cofins and ICMS taxes, without the existing time limit.”

• as to Item 4 of the convocation:

“that the representative of the Company in the Extraordinary General Meeting of Cemig Geração e Transmissão S.A. should vote in accordance with the vote of the representative of the stockholder The State of Minas Gerais voted on Item 3 of the agenda.”

• and as to Item 5 of the convocation:

“Agreeing to it, but only and exceptionally for this year of 2009 and to comply with the investment approved in Item 3 of the agenda, provided that sub-items “a”, “b” and “c” of Paragraph 7 of Clause 11 of the Bylaws are obeyed.”

The representative of the stockholder Southern Electric Brasil Participações Ltda. voted against Item 5 of the agenda.

The following funds voted against the matters on the agenda:

Norges Bank,	ING Wisdomtree Global High-Yielding Equity Index Portfolio,

John Hancock Trust Disciplined Diversification Trust,	Natixis International Funds (Lux) I,

Schwab Fundamental Emerging Markets Index Fund,	State Street Emerging Markets,

The Future Fund Board of Guardians,	The Master Trust Bank of Japan Ltd. Re MTBC400035147,

Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard International Equity index Funds,	Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds,

The Monetary Authority of Singapore, and	Wells Fargo Master Trust Diversified Stock Portfolio.

The meeting being opened to the floor, the Chairman made comments on the prospecting of assets by the Company, for the purpose of complying with its commitment to grow and add value.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

11.                                                         Minutes of the Extraordinary General Meeting of Stockholders, Cemig Geração e Transmissão S.A., May 28, 2009

Cemig Geração e Transmissão S.A.

CNPJ 06.981.176/0001-58 – NIRE 31300020550

MINUTES
OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
HELD ON MAY 28, 2009

At 4 p.m. on May 28, 2009, the stockholder Companhia Energética de Minas Gerais, holder of 100% of the company’s stock, attended in Extraordinary General Meeting, on first convocation, at its head office, Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, represented by its Chief Executive Officer Djalma Bastos de Morais, and by its Chief New Business Development Officer, José Carlos de Mattos, as verified in the Stockholders’ Attendance Book.

Initially and in accordance with Clause 6 of the Bylaws, the representatives of the stockholder Companhia Energética de Minas Gerais indicated the name of the Chief Officer for Finance, Investor Relations and Control of Holdings, Luiz Fernando Rolla, to chair the meeting.

The proposal of the representative of the Stockholder Companhia Energética de Minas Gerais was put to the vote, and approved.

The Chairman then declared the Meeting open, noting the presence of the representative of Hirashima & Associados Consultoria em Transações Societárias Ltda., and invited me, Anamaria Pugedo Frade Barros, Superintendent of Cemig’s Corporate Executive Office, to be Secretary of the Meeting, requesting me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, on May 9, 12 and 13 of this year, O Tempo, on May 9, 12 and 13, and Valor Econômico on May 11, 12 and 13 of this year, the content of which is as follows:

“CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

The stockholder Companhia Energética de Minas Gerais is hereby called to an Extraordinary General Meeting of Stockholders to be held on May 28, 2009, at 4 p.m., at Av. Barbacena 1.200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1      Appointment of the company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda., for preparation of a Valuation Opinion on the assets of Terna Participações S.A.;

2      Approval of the Opinion on the economic-financial Valuation of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda. in April 2009, with base-date December 31, 2008, in accordance with Article 8, §1 and §6, of Law 6404/1976.

3      Ratification of signature by the Company of the Share Purchase Agreement with Terna S.p.A., with Companhia Energética de Minas Gerais – Cemig as consenting party and guarantor of all the Company’s obligations, for the acquisition of 173,527,113 common shares in Terna Participações S.A.

Belo Horizonte, April 23, 2009.

Sérgio Alair Barroso

Chairman of the Board of Directors.”

Av. Barbacena, 1200 12º andar - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

Continuing with the business of the meeting, the Chairman requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the matter that is on the agenda, the content of which document is as follows:

“PROPOSAL
BY THE BOARD OF DIRECTORS
TO THE
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 28, 2009.

To the Stockholder Companhia Energética de Minas Gerais – Cemig:

The Board of Directors of Cemig Geração e Transmissão S.A.:

• whereas:

a)      Companhia Energética de Minas Gerais – Cemig, according to its strategic directives and its Long-term Strategic Plan, seeks to expand its market of operation beyond the boundaries of the State of Minas Gerais and, for this purpose, intends to acquire companies that operate in the electricity sector in Brazil;

b)      the objects of its wholly-owned subsidiary Cemig Geração e Transmissão (“Cemig GT”) are:

to study, plan, project, build and commercially operate systems of generation, transmission and sale of electricity and related services for which concessions are granted;

to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

to provide consultancy services within its field of operation to companies in and outside Brazil; and

to carry out activities directly or indirectly related to its objects;

c)      Banco Morgan Stanley S.A. has presented a proposal to Cemig GT of an acquisition opportunity involving Terna S.p.A., which has interest in disposing of its holding in the registered capital of Terna Rete Elettrica Nazionale S.p.A. (Terna S.p.A.), a holding company which owns 65.88% (sixty five point eight eight per cent) of the registered capital of and controls Terna Participações S.A. (Terna), a Brazilian electricity transmission company owning the following stockholding interests in transmission lines:

(Transmission concession holders) –	(Terna’s stockholding interest:)
Novatrans Energia S.A. –	100.00	%;
Empresa de Transmissão de Energia do Oeste Ltda. –	100.00	%;
Transmissora Sudeste Nordeste S.A. –	100.00	%;
Brasnorte Transmissora de Energia S.A. –	35.00	%;
and Empresa de Transmissão do Alto Uruguai S.A. –	53.00	%;

d)      a Confidentiality Agreement was signed on March 6, 2009, with Terna S.p.A. to agree the conditions for disclosure, use and protection of certain information, to be treated as confidential, to make possible an analysis of the feasibility of the transaction;

e)      the team of Transmission Business Specialists of Cemig GT made a technical analysis of the assets; that the Pinheiro Guimarães law office, and the Machado, Meyer, Sendacz e Opice law office carried out legal due diligence; and that Hirashima & Associados Consultoria em Transações Societárias Ltda. carried out accounting and tax due diligence and prepared an Economic-financial Valuation Opinion;

f)       according to the Economic-financial Valuation Opinion prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda., which used a nominal cost of own capital (Ke) of 13.3% (nominal), and a discount rate of 10.3% (nominal) (WACC), each Unit (equivalent to 2 preferred shares and one common share) has the value of R$ 46.78 (forty six Reais and seventy eight centavos);

Av. Barbacena, 1200 12º andar - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Fax (0XX31)3506-5025 - Tel.: (0XX31)3506-5024

g)      Cemig GT intends to acquire the common shares of Terna for a total amount to be paid to Terna S.p.A. of R$ 2,330,469,127.59 (two billion, three hundred and thirty million four hundred and sixty nine thousand one hundred and twenty seven Reais and fifty nine centavos), in currency of September 30, 2009, being R$ 13.43 (thirteen Reais and forty three centavos) per share or R$ 40.29 (forty Reais and twenty nine centavos) per Unit, thus indicating a price per unit lower than the resulting value presented in the Economic-financial Valuation Opinion prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda.;

h)      in the determination of the purchase price, Cemig GT considered part of the contingencies identified in the report of the consultants contracted to carry out the services of due diligence in Terna and its affiliated companies, in the partial amount of R$ 18 million, which was deducted from the liability of Terna S.p.A. for liabilities and contingencies of Terna, which shall be the subject of indemnity to Cemig GT in the event that the loss materializes, provided that notice is given of such contingencies within 18 (eighteen) months after the closing of the acquisition;

i)       the minority stockholders of both preferred and common shares in Terna shall have the right to sell their shares to Cemig GT for the same price paid for the shares in the controlling block, through a public offering for acquisition of shares, which shall obey the Bylaws of Terna, Law 6404/1976, CVM Instruction 361/2002 and the Regulations for Level 2 of the Differentiated Corporate Governance Practices of the BM&F Bovespa S.A.;

j)       the total value to be disbursed by Cemig GT may reach R$ 3,538,252,194.00 (three billion five hundred and thirty eight million two hundred and fifty two thousand one hundred and ninety four Reais), in the event that all the shares in the free float that are in the market are acquired as a result of the public offer for acquisition of shares;

k)      the Share Purchase Contract to be signed with Terna S.p.A. contains, as well as the clauses that are common in this type of contract, the following conditions:

1    Completion of the transaction shall be conditional upon prior consent by the National Electricity Agency – Aneel.

2    Completion of the transaction is not conditional upon consent by the financing agents of Terna (including the Brazilian Development Bank (BNDES)).

3    The amount of R$ 13.43 (thirteen Reais and forty three centavos) per common share, less the amount of any dividends paid by the Company up to the closing date, is expressed in currency of September 30, 2009, and after that date shall be adjusted by 103% of the Selic rate.

4    Terna S.p.A. will remain liable for indemnity of the amount of any contingencies that are identified and of which notice is given by Cemig GT to Terna S.p.A. up to 18 (eighteen) months after the closing of the transaction, up to a limit of €160 million, save that from this limit there shall be excluded the first R$ 18 million initially incurred by Terna – this being the value of the contingency taken into account by the purchaser in deciding the purchase price.

5    Terna S.p.A shall remain responsible for any act outside the normal conduction of business carried out by Terna after the signature of the Share Purchase Contract, loss resulting from which is identified by and notice of which is given by the Purchaser within a period of 18 (eighteen) months after the closing of the transaction. This indemnity is computed for the calculation of the limit of €160 million.

6    Terna S.p.A. shall remain liable for any losses arising from contingencies related to the ICMS Tax on Merchandise and Services as applicable to electricity transmission operations, and related to the adoption of the non-cumulative regime for the calculation of the PIS (Social Integration Program) and Social Security Financing (Cofins) Contributions, the possibility of loss on which is identified and of which notice is given by the Purchaser within a period of 18 (eighteen) months after the closing of the transaction. This indemnity is not subject to the limit of €160 million.

7    Terna S.p.A. Shall present a letter of credit in guarantee of the obligations of indemnity, in the amount of R$ 75,000,000.00 (seventy five million Reais) with period of validity of 18 (eighteen) months from the date of completion of the transaction.

8    In the event of recession of the Share Purchase Contract, the party responsible shall pay a penalty payment in the amount equivalent to €100 million.

9    The effectiveness and demandability of Cemig GT’s obligations in the Share Purchase Contract shall be conditional upon ratification of the signing of the contract by the General Meeting of Stockholders;

l)     the previous partner of Cemig GT in this acquisition resisted from the transaction, when there was not enough time remaining for negotiation of another partnership;

m)   in the event that it is found to be convenient and of interest for Cemig GT to have a lower holding in the registered capital of Terna, for strategic and/or financial reasons, and in accordance with the public interest, provided that it takes place before the date of closing of the transaction and transfer of ownership of the shares, Cemig GT may, by a new decision of this Board of Directors, constitute a new partnership, with a duly qualified partner, so as to maintain a stockholding interest of up to 50% less 1 (one) common share and 50% less 1 (one) preferred share in Terna, thus re-establishing the stockholding structure negotiated in the previous partnership.

n)    under Clause 2, Sole sub-paragraph, of the Company’s Bylaws, the Board of Directors must authorize holdings in the capital of other companies;

o)    acquisition by Cemig GT of the control of Terna requires prior authorization by the General Meeting of Stockholders or its ratification, since the purchase price is a material investment for the purchaser (Article 247, Sole sub-paragraph of Law 6404/1976), under Article 256 of that law;

•  now proposes to you the following:

1      approval of the appointment of the specialized company Hirashima & Associados Consultoria em Transações Societárias Ltda., with head office at Rua Florida, 1758, 1st floor, Cidade Monções, in the city of São Paulo, São Paulo State, CEP 04565-001, registered in the CNPJ under number 05.534.178/0001-36, for the preparation of an Opinion on Valuation of the Assets of Terna Participações S.A., a listed company with shares traded in Units (each unit being equivalent to two preferred shares and one common share) listed at Level 2 (two) on the São Paulo Stock Exchange, which holds a stockholding interest in the following electricity transmission concessions: Novatrans Energia S.A. (100%), Empresa de Transmissão de Energia do Oeste Ltda. (100%), Transmissora Sudeste Nordeste S.A. (100%), Brasnorte Transmissora de Energia S.A. (35%), and Empresa de Transmissão do Alto Uruguai S.A. (53%), with base date of December 31, 2008, in the terms of Article 8 (eight), first and sixth paragraphs, of Law 6404/1976;

2      approval of the Opinion on Economic-Financial Valuation of Terna Participações S.A. prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda. in April 2009, with base date of December 31, 2008, in the terms of Article 8 (eight), first and sixth paragraphs, of Law 6404/1976;

3      ratification of the signing of the Share Purchase Agreement with Terna S.p.A, with Companhia Energética de Minas Gerais – Cemig as consenting party and guarantor of all Cemig GT’s obligations, for the acquisition of 173,527,113

(one hundred and seventy three million five hundred and twenty seven thousand one hundred and thirteen) common shares of Terna, equivalent to 85.27% of the registered capital and 65.86% of the total capital of Terna, for a total amount of R$ 2,330,469,127.59 (two billion three hundred and thirty million four hundred and sixty nine thousand one hundred and twenty seven Reais and fifty nine centavos).

Belo Horizonte, April 23, 2009.

Sergio Alair Barroso – Chairman

Djalma Bastos de Morais – Vice-Chairman
Alexandre Heringer Lisboa – Member
Antônio Adriano Silva – Member
Eduardo Lery Vieira – Member

Evandro Veiga Negrão de Lima – Member
Francelino Pereira dos Santos – Member
João Camilo Penna – Member
Maria Estela Kubitschek Lopes – Member”

The chairman then stated that the Board of Directors, in a meeting held on May 26, 2009, decided to approve:

1      the appointment and approval of the company Hirashima & Associados Consultoria em Transações Societárias Ltda. to prepare Opinions valuing the assets of Terna Participações S.A., in accordance with the provisions of Article 8 of Law 6404/1976 and Item II of Article 256 of that Law, subject to the internal rules and regulations in force; and

2      the above-mentioned Valuation Opinion. Continuing, he made available a copy of the said Opinion, and a copy of the study on the calculations required by Article 256 of Law 6404/1976, in relation to the need for approval of the transaction of purchase of the control of Terna Participações S.A., both prepared by Hirashima & Associados Consultoria em Transações Societárias Ltda., explaining that they will be attached to these minutes and be an integral part of them.

He then placed in debate and, subsequently, put to the vote the Proposal of the Board of Directors to this Meeting, which was approved, with the representative of the stockholder Cemig suggesting to the managers of the Company that, considering:

•    that the negotiations for the acquisition of Terna Participações S.A. should be the responsibility of the Company’s senior management, as in fact they are, it thus being the function of the General Meeting of Stockholders only to approve the acquisition;

•    the formal notice DFN-00550/2009 by which Cemig stated that the transaction “will not result in any alteration in the Company’s dividend policy”;

•    that the Company’s Board of Directors, at its 90th meeting, approved the signing of the Contract for Acquisition of Terna Participações S.A.;

•    that – as the Company’s Executive Board states – the transaction, itself, is good and convenient;

•   they should propose renegotiation of the acquisition, with a view to making the risks compatible, through a new guarantees so that, within market parameters and within the rules of the Company itself, and provided that there is no increase in the price of purchase of the shares,

the value of the limit of the indemnity should be increased;

the value and the period of the guarantees offered should be increased;

the minimum amount free of indemnity should be excluded;

the period for notice for the purposes of reimbursement should be increased; and

amounts should be included in the definition of “material” (“material adverse effect”);

Finally, they suggested exclusion of the environmental risks and contingencies from the limit of indemnity, as was done in relation to the contingencies for the PIS, Cofins and ICMS taxes, without the existing time limit.

The meeting being opened to the floor, and since no-one else wished to make any statement, the Chairman ordered the session adjourned for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

12.                   Market Announcement, Companhia Energética de Minas Gerais – CEMIG, June 10, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publically informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

Following the Material Announcement of September 24, 2008 and the related Market Announcement of September 25, 2008, with the approval of the transaction today by the Brazilian Development Bank (BNDES), all the approvals necessary have now been obtained for conclusion of the acquisition from Brookfield of its shares in the following electricity transmission concession holders:

EATE            (Empresa Amazonense de Transmissão de Energia S.A.),

ETEP            (Empresa Paraense de Transmissão de Energia S.A.),

ENTE            (Empresa Norte de Transmissão de Energia S.A.),

ERTE            (Empresa Regional de Transmissão de Energia S.A.) and

ECTE            (Empresa Catarinense de Transmissão de Energia S.A.),

• jointly known as TBE (Transmissoras Brasileiras de Energia).

As from the date of receipt of notice by Brookfield, Cemig has a period of 15 days for completion of the transaction, which will thus take place before the end of June 2009.

Belo Horizonte, June 10, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025